FundVantage Trust

103 Bellevue Parkway

Wilmington, DE 19809

August 23, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	FundVantage Trust (the “Trust”)

(Securities Act File No. 333-141120, 811-22027)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust’s post-effective amendment filed with respect to the Madison Avenue Financial Solutions Government Money Market Fund (the “Fund”). The post-effective amendment was filed on Form N-1A, as referenced below, and has not become effective as of the date of this letter:

Registered Fund Name	Series Identifier	Post-Effective Amendment No.	Initial Filing Date
Madison Avenue Financial Solutions Government Money Market Fund	S000069065	231	May 13, 2020

Subsequent to the filing, the Trust decided not to go forward with the offering of the Fund as a series of the Trust. No securities were sold in connection with the offering. Based upon the foregoing, the Trust believes that withdrawal of Post-Effective Amendment No. 231 is consistent with the public interest.

If you have any questions, please call John P. Falco of Troutman Pepper Hamilton Sanders LLP at (215) 981-4659.

Sincerely,

FundVantage Trust

By:	/s/ Joel L. Weiss
Joel L. Weiss
President and CEO

cc:	Christine Catanzaro, Treasurer and CFO
John M. Ford, Esq.
Joseph A. Goldman, Esq.